     As filed with the Securities and Exchange Commission on March 22, 2000.

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                    OF THE SECURITIES  EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                                       AND
                                  SCHEDULE 13D
                              UNDER SECTION 13(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                -----------------

                                   IMTEC INC.
                            (NAME OF SUBJECT COMPANY)

                                -----------------

                                BRADY CORPORATION
                             IMTC ACQUISITION CORP.
                      (NAMES OF FILING PERSONS - OFFERORS)

                                -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   452909-10-4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                -----------------

                                THOMAS E. SCHERER
                                BRADY CORPORATION
                            6555 WEST GOOD HOPE ROAD
                               MILWAUKEE, WI 53223
                                 (414) 358-6600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                -----------------

                                    COPY TO:

                            CONRAD G. GOODKIND, ESQ.
                               QUARLES & BRADY LLP
                            411 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 277-5000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

    TRANSACTION VALUATION:  $22,134,156*         AMOUNT OF FILING FEE: $4,426.84

--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,844,513 shares of common stock, par value $0.01 per share of Imtec Inc., a Delaware corporation (the "Company"), on a fully diluted basis (consisting of 1,635,313 shares currently issued and outstanding plus an additional 209,200 shares issuable upon exercise of outstanding options) at $12.00 in cash per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID:        $4,426.84
    FORM OR REGISTRATION NO.:      SCHEDULE TO
    FILING PARTY:                  BRADY CORPORATION AND IMTC ACQUISITION CORP.
    DATE FILED:                    FEBRUARY 22, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x]   third-party tender offer subject to Rule 14d-1.
    [ ]   issuer tender offer subject to Rule 13e-4.
    [ ]   going-private transaction subject to Rule 13e-3.
    [x]   amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the result of the tender offer: [x]

CUSIP NO. 452909-10-4
--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             Brady Corporation
             39-0178960
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a) [ ]
             (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCES OF FUNDS (SEE INSTRUCTIONS)

             WC

--------------------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Wisconsin

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                          7
                               1,565,403 (including Shares tendered by
                                         guaranteed delivery)**
NUMBER OF SHARES    ------------------------------------------------------------
BENEFICIALLY                    SHARED VOTING POWER
OWNED BY                  8
EACH                            -0-
REPORTING           ------------------------------------------------------------
PERSON WITH                     SOLE DISPOSITIVE POWER
                          9
                              1,565,403 (including Shares tendered by
                                        guaranteed delivery)**
                    ------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,565,403 (including Shares tendered by guaranteed delivery)**
--------------------------------------------------------------------------------
    12      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)

            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            94.4% (based upon 1,658,693 Shares issued and outstanding as of March 21, 2000)**
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
--------------------------------------------------------------------------------

** Because Brady Corporation indirectly owns all of the capital stock of IMTC Acquisition Corp., Brady Corporation may be deemed to beneficially own the Shares beneficially owned by IMTC Acquisition Corp.

CUSIP NO. 452909-10-4
--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             IMTC Acquisition Corp.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a) [ ]
             (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCES OF FUNDS (SEE INSTRUCTIONS)

             AF

--------------------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                          7
                                1,565,403 (including Shares tendered by
                                          guaranteed delivery)
                     -----------------------------------------------------------
NUMBER OF SHARES                SHARED VOTING POWER
BENEFICIALLY              8
OWNED BY                        -0-
EACH                 -----------------------------------------------------------
REPORTING                       SOLE DISPOSITIVE POWER
PERSON WITH
                          9     1,565,403  (including Shares tendered by
                                           guaranteed delivery)
                     -----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,565,403 (including Shares tendered by guaranteed delivery)

--------------------------------------------------------------------------------

    12 CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

            [  ]
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            94.4% (based upon 1,658,693 Shares issued and outstanding as of March 21, 2000)

--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

--------------------------------------------------------------------------------

         This Amendment No. 1, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 22, 2000, by Brady Corporation, a Wisconsin corporation ("Parent") and IMTC Acquisition Corp., a Delaware corporation and indirect, wholly owned subsidiary of Parent (the "Purchaser"), relating to the tender offer by the Purchaser for all outstanding shares of common stock, par value $.01 per share (the "Shares") of Imtec Inc., a Delaware corporation (the "Company"), at $12.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Tender Offer Statement on Schedule TO.

         This Amendment also constitutes an amendment to the Statement on
Schedule 13D with respect to the beneficial ownership of Shares which was previously filed by Parent and the Purchaser.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 8 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

         (a) - (b) The Offer expired at 5:00 p.m., Eastern time, on Tuesday, March 21, 2000. Based on preliminary information provided by the Depositary, there were validly tendered and not withdrawn 1,565,403 Shares (including 1,708 Shares subject to guaranteed delivery), representing approximately 94.4% of the issued and outstanding Shares. The Shares validly tendered and not withdrawn at the expiration of the Offer were accepted for payment at $12.00 per Share, net to the seller in cash, without interest thereon. On March 22, 2000, Parent issued the press release attached hereto as Exhibit (a)(10). The information contained therein is incorporated herein by reference.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS

          Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(10) - Text of Press Release dated March 22, 2000.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2000

                                       IMTC Acquisition Corp.



                                       BY:   /s/ Frank M. Jaehnert
                                             -----------------------------------
                                             Frank M. Jaehnert, Vice President
                                               and Treasurer

                                       BRADY CORPORATION



                                       BY:   /s/ Frank M. Jaehnert
                                             -----------------------------------
                                             Frank M. Jaehnert, Vice President
                                               and Chief Financial Officer

                                  EXHIBIT INDEX

         The following Item (a)(10) is hereby added to the Exhibit Index.

EXHIBIT
  NO.
-------
(a)(10) -  Text of Press Release, dated March 22, 2000.



                                      E1-1